STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	December 18, 2005
Corporate Office:	#SRU-21-05
420-625 Howe Street
Vancouver, BC CANADA	SRU - TSX.V
V6C 2T6	SRFDF – OTC BB
Tel: (604) 608-0400 Fax :(604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com Website: http://www.starfieldres.com	Page 1 of 1
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

FERGUSON LAKE 2005 PROGRAM COMPLETED
(Results, as received, to be reported over first Quarter 2006)

As of December 16th, 2005 the Ferguson Lake Project exploration field season has been completed. The program was initiated in April and has included detailed geophysical surveys, environmental field studies, regional rock and till sampling, field mapping and exploration, delineation and geostatistical core drilling on the West side of Ferguson Lake.

The analytical laboratory has received drill core samples from seven delineation drill holes from the infill drilling area and nine geostatistical holes drilled in the projected “pit area” of the West Zone. Drilling has now confirmed a 4.2 kilometer continuous strike length of main zone base and precious metal sulphide mineralization. Assay results are scheduled to be received in early 2006. They will be evaluated by N. C. Carter, PhD. P. Eng., who as the company’s independent, 43-101 compliant, engineer will be compiling new mineral resource estimates for the project. The geostatistical sample results will be used by Dr. Isobel Clark of Geostokos Ltd. in her detailed geostatistical evaluation of the project. Reports are expected in the first quarter of 2006.

Detailed geophysical surveys by Crone Geophysics Ltd. were recently completed. Down-hole surveying (PEM) of drill holes and SQUID ground geophysical surveys were conducted throughout the exploration season. These surveys have greatly assisted in guiding the drill program throughout the season and detailed interpretive reports by Crone staff are expected in the first quarter of 2006.

Metallurgical test work of Ferguson Lake copper-nickel-cobalt-palladium-platinum bearing massive sulphide mineralization from the “pit area” will be scaled up and accelerated in 2006. Hydrometallurgical results from current laboratory testing will be discussed in a separate press release in early 2006.

The Pincock, Allen and Holt scoping study of the project is progressing well and is now awaiting the reports of Dr. N.C. Carter, Dr. Isobel Clark and Crone Geophysics Ltd. at which time they will be able to complete their work.

Rescan Environmental Services Ltd. conducted several field studies and evaluations for the company in 2005. Their reports and recommendations are expected early in the new year and concurrent with these reports the company intends to apply for mining lease status in 2006 on the mineral claims covering the West Zone.

Regional mineralized rock sampling, regional till sampling and a 9500 line kilometer Geotech Ltd. VTEM-magnetic geophysical helicopter survey were completed in 2005. Evaluation of the significant number of regional anomalies generated over the 1,200,000 acre property during each of these surveys will continue throughout the winter months with the intention of developing an exploration strategy going forward.

Dr. Al Miller was contracted to conduct field mapping, and metallogenic evaluation of the Ferguson Lake project and its newly staked regional mineral claims. His most important observation and interpretation is that the semi-massive to massive mineralization is hosted in a “fractionated layered complex” best “termed the Ferguson Lake Intrusive Complex” inferred to be Archean in age. This layered complex has been deformed and metamorphosed under amphibolite facies conditions. The base and precious metal mineral resources defined by Starfield’s project are now described as a mafic and ultramafic-related magmatic Ni-Cu-Co-PGE deposit type. This style of sulphide deposit is one of the most sought after deposit types in the world. Dr. Miller who will again join Starfield’s exploration team in the coming field season will have final reports prepared in early 2006.

The company commends the safe and successful efforts of the exploration and geological staff, drill crews, and all of the professional contract personnel who have contributed so much to the 2005 project. The reporting of their results, in part, will commence in January 2006 and the collation of all information is expected to be completed during the first quarter.

On behalf of the Board of Directors

“Glen C. Macdonald”

Glen C. Macdonald, P. Geo., Director

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.